SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2016

Commission File Number: 000-30735

Rediff.com India Limited

(Translation of registrant's name into English)

1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road

Mahim (West), Mumbai 400 016

(Address of principal executive office)

_____________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                      No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form S-8 (File Nos. 333-111432, 333-121773, 333-143836 and 333-143837) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 4, 2016, Rediff.com India Limited (“Rediff.com”) issued a press release announcing its financial results for its second fiscal quarter ended December 31, 2015. Rediff.com also announced that it received a notice from Nasdaq that it's ADSs do not meet the minimum bid requirement for continued listing. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2016	Rediff.com India Limited
(Registrant)

	By:	/s/ Swasti Bhowmick
Name: Swasti Bhowmick
Title: Chief Financial Officer

[SIGNATURE PAGE TO FORM 6-K]

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated February 4, 2016.